Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

BiomX Inc., or the Company, we, us or our, has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act – shares of Common Stock, $0.0001 par value per share, or the Common Stock. The shares of Common Stock registered under Section 12 of the Exchange Act are listed on the NYSE American Stock Market.

The following summary is a description of the Company’s securities registered pursuant to Section 12 of the Exchange Act. We encourage you to read our Amended and Restated Certificate of Incorporation, as amended, or our Certificate of Incorporation, and Amended and Restated By-laws, or our Bylaws, which have been filed with the Securities and Exchange Commission, as well as the applicable provisions of the General Corporation Law of the State of Delaware, or the DGCL, for more information.

Our authorized capital stock consists of 750,000,000 shares of Common Stock, and 1,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

Our holders of record of our Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of Common Stock. There is no cumulative voting with respect to the election of directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by our Board of Directors out of funds legally available therefor.

We have not paid any cash dividends on our Common Stock to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors at such time.

Preferred Stock

Series X Preferred Stock

We have 147,512 Series X Non-Voting Convertible Preferred Stock, par value $0.0001 per share, outstanding, or the Series X Preferred Stock. Our Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series X Preferred Stock are set forth in the Certificate of Designations, or Series X Certificate of Designations, which was filed with the Secretary of State of the State of Delaware prior to the closing of the merger between us and Adaptive Phage Therapeutics, Inc., or APT, on March 15, 2024.

Holders of Series X Preferred Stock are entitled to receive dividends on shares of Series X Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as, dividends actually paid on shares of the Common Stock. Except as otherwise required by law or with respect to the Series X Preferred Stock protective provisions set forth in the Series X Certificate of Designations and described below, the Series X Preferred Stock does not have voting rights.

The Series X Certificate of Designations contains certain customary covenants of the Company that are customary for documents of this type, including restrictions on (i) consummating Fundamental Transactions (as defined in the Series X Certificate of Designations), or (ii) reclassifying the outstanding Common Stock, including but not limited to a stock dividend or reverse stock split, in each case prior to the stockholder approval of the conversion of the Series X Preferred Stock into shares of Common Stock in accordance with the rules of NYSE American, or the Conversion Proposal, without the affirmative vote or written approval, agreement or waiver of the holders of 70% of the then outstanding shares of the Series X Preferred Stock, or the Requisite Holders. The Series X Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the Conversion Proposal, each share of Series X Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to certain limitations, including that a holder of Series X Preferred Stock is prohibited from converting shares of Series X Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with any person whose beneficial ownership would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

In the event the Series X Preferred Stock is not convertible pursuant to the terms of the Series X Certificate of Designations by the earlier to occur of (i) the time that the stockholders’ meeting is ultimately concluded or (ii) five months after the initial issuance of the Series X Preferred Stock, or the Deadline Date, upon written request by the Requisite Holders, the Company shall be required to pay to each holder of Series X Preferred Stock an amount in cash equal to the fair value of the shares of Series X Preferred Stock held by such holder, based on an average of the daily volume weighted average price of the Common Stock for the 30 trading days ending on (a) the first trading day prior to the Stockholders’ Meeting or (b) the Deadline Date.

Series Y Preferred Stock

We have 3,300 Series Y Convertible Preferred Stock, par value $0.0001 per share, or the Series Y Preferred Stock, outstanding. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series Y Preferred Stock are set forth in the Certificate of Designations, or the Series Y Certificate of Designations, which was filed with the Secretary of State of the State of Delaware pursuant to the a Securities Purchase Agreement between us and an investor on January 13, 2026.

Holders of Series Y Preferred Stock are entitled to receive dividends on the stated value of Series Y Preferred Stock at a rate of 15% per annum, payable quarterly, at the holder’s sole election, either in cash or in shares of Common Stock, subject to adjustment as set forth in the Series Y Certificate of Designations. Except as otherwise required by law or with respect to the Series Y Preferred Stock protective provisions set forth in the Series Y Certificate of Designations and described below, the Series Y Preferred Stock does not have voting rights. Each share of Series Y Preferred Stock will have a maturity of one year from the closing date.

The Series Y Certificate of Designations contains certain customary covenants of the Company that are customary for documents of this type, including restrictions on authorizing or issuing any capital stock that is of senior rank to, or pari passu rank with, the Series Y Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. The Series Y Preferred Stock ranks senior to the Company’s Common Stock and to the Company’s Series X Preferred Stock with respect to dividends, distributions and payments upon liquidation, dissolution or winding up of the Company.

Each share of Series Y Preferred Stock is convertible, at the holder’s option, into shares of Common Stock at any time after the Initial Issuance Date (as described in the Series Y Certification of Designations) subject to certain limitations, including that a holder of Series Y Preferred Stock is prohibited from converting shares of Series Y Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with any person whose beneficial ownership would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, would beneficially own more than a 19.99% of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion. The number of shares of Common Stock issuable upon conversion is based on the $1,000 stated value per share (plus any accrued and unpaid dividends and certain other amounts) divided by a conversion price that initially is $2.00 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations and similar transactions) per share. Following stockholder approval as required under NYSE American rules, the conversion price will thereafter be reduced to equal the lower of (i) the conversion price then in effect and (ii) the closing sale price of the Common Stock on the date immediately prior to such stockholder approval.

The Series Y Preferred Stock has a liquidation preference. In the event of a liquidation, dissolution or winding-up of the Company, holders of Series Y Preferred Stock are entitled to receive, before any amount is paid to holders of junior stock and pari passu with any parity stock then outstanding, an amount per share equal to the greater of (i) 150% of the conversion amount of such share and (ii) the amount such holder would receive if such holder converted such share into Common Stock immediately prior to such liquidation event.

In the event of the occurrence of certain Triggering Events (as defined in the Series Y Certificate of Designations), a holder of Series Y Preferred Stock may require the Company to redeem all or a portion of such holder’s Series Y Preferred Stock, and the Company shall be required to pay the applicable redemption price in cash in accordance with the Series Y Certificate of Designations. In addition, upon any Bankruptcy Triggering Event (as defined in the Series Y Certificate of Designations), the Company is required to immediately redeem all outstanding Series Y Preferred Stock at the applicable redemption price.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our Board of Directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Special meeting of stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our Board of Directors, or by our chief executive officer.

Classified Board of Directors

Our Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. This system of electing Directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the Directors.

Advance notice requirements for stockholder proposals and director nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice to bring matters before our annual meeting of stockholders needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders, and a stockholder’s notice to nominate candidates for election as directors needs to be delivered to us not less than 120 days prior to any meeting of stockholders called for the election of directors. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

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